UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM DD YY) AND ENDING 12/31/2020 (MM DD YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLIVETREE FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL PARISE (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP
(Name – if individual, state last, first, middle name)

60 CROSSWAYS PARK DRIVE WEST	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, KENNETH SAVIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLIVETREE FINANCIAL, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth J. Savio
Signature

CHIEF EXECUTIVE OFFICER
Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Olivetree Financial, LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
December 31, 2020
(With Report of Independent Registered Public
Accounting Firm Thereon)

Olivetree Financial, LLC
Contents
As of December 31, 2020



Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Olivetree Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Olivetree Financial, LLC, (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2012

Woodbury, NY
March 1, 2021

Olivetree Financial, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 67,668
Due from brokers and clearing organizations	8,525,830
Due from parent	358,251
Deferred tax asset	219,905
Research fee receivable	134,556
Security deposits	77,621
Prepaid expenses	64,721
Fixed assets, net of accumulated depreciation	200,817
Right of use asset	519,989
Total assets	$ 10,169,358

Liabilities and Member's Equity

Due to brokers, clearing organizations and others	$ 6,862,446
Accrued expenses and other payables	1,138,366
Paycheck Protection Program loan	391,666
Lease liability	534,434
Total liabilities	8,926,912
Member's equity	1,242,446
Total Liabilities and Member's Equity	$ 10,169,358

The accompanying notes are an integral part of this financial statement.

2

1. **Organization and Nature of Business**

   Olivetree Financial, LLC (the "Company") is a wholly-owned subsidiary of Olivetree Financial Limited (the "Parent") and was formed on December 15, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company distributes, to U.S. institutional investors and other U.S. registered broker-dealers, the research of its Parent, a financial services firm authorized and regulated under the Financial Conduct Authority in the United Kingdom. The Company accepts and executes orders from U.S. institutional investors and U.S. broker-dealers primarily in relation to foreign securities covered by this research. The Company also accepts orders in relation to certain U.S. equity securities and American Depository Receipts. The Company may also act as a member of a selling group in selected underwritings on a best efforts basis and may conduct a private placement business. The Company transmits orders in foreign securities to the Parent for execution and clearing which is facilitated through a chaperoning agreement under Rule 15a-6 of the Securities Exchange Act of 1934.

   The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule except for certain transactions under rule 15a-6 which could result in non-exempt status. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company does not hold customer funds or securities and therefore it is exempt from the requirement of SEC Rule 15c3-3. With respect to SEC Rule 15a-6, the Company is not exempt from rule 15c3-3. The Company is subject to a chaperoning agreement with its parent pursuant to which the Company chaperones certain activities of the parent in the U.S.

   The liability of the member for the losses, debts, and obligations of the Company is generally limited to its contributions.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

   Leases
   The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of these leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Cash
The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts. At December 31, 2020, the Company did not have cash in excess of federally insured limits.

Adoption of New Accounting Standard
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statement as of and for the year ended December 31, 2020. There was no cumulative adjustment to member's equity.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life for computer and equipment is five years.

Expenditures for maintenance, repairs, and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Revenue and Expense Recognition
Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade-date because that is when the underlying financial instrument or purchaser is identified, the pricing is agree upon and the risks and rewards of ownership have been transferred to/from the customer. Research fees in return for a research product, either directly from clients or from brokers, are recorded when services are delivered and cash is reasonably expected to be received.

Receivable balances for the beginning and ending of the period are as follows:

Beginning and ending receivable balances are as follows:

	December 31, 2020	January 1, 2020
Due from brokers and clearing organizations	8,525,830	755,803
Due from parent	358,251	273,182
Research fees receivables	134,556	105,370

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Coronavirus
The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

Income Taxes
The Company has elected to be treated as a corporation for Federal, state, and local income tax purposes. The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

3. **Clearing Agreement**

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2020, the Company has a receivable of $8,525,830 from brokers and clearing organizations which includes a clearing deposit of $700,000 and fail to deliver $6,862,446.

4. **Fixed Assets**

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2020 is as follows:

Furniture and Equipment	$	575,268
Less: accumulated depreciation		(374,451)
	$	200,817

5. **Leases**

The Company has an obligation for office space with a lease term of approximately five years. The Company classified this lease as an operating lease. At December 31, 2020, the Company has recorded a right of use asset of approximately $520,000 and a lease liability of approximately $534,000.

6. **Paycheck Protection Program Loan**

On May 16, 2020, the Company entered into a loan agreement with, and executed a promissory note in favor of Bank of America ("BOA") pursuant to which the Company borrowed $391,666 (the "PPP Loan") from BOA pursuant to the Paycheck Protection Program ("PPP") administered by the United States Small Business Administration (the "SBA") and authorized by the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), enacted on March 27, 2020..

The PPP Loan, which will mature on May 16, 2022, is unsecured and bears interest at a rate of 1.00% per annum, accruing from the loan date, and is payable monthly. The PPP Loan may be prepaid at any time without penalty. No payments are due on the PPP Loan until the date on which the SBA determines the amount of the PPP Loan that is eligible for forgiveness, so long as the Company applies for forgiveness within the ten months from the end of the twenty-four week period following the date of loan disbursement. The Company did not accrue interest for the PPP Loan.

Subject to the limitations and conditions set forth in the CARES Act, a portion of the PPP Loan may be forgiven in an amount up to the amount of the PPP Loan proceeds that the Company spent on payroll, rent, utilities and interest on certain debt during the twenty-four-week period following incurrence of the PPP Loan.

The amount of the PPP Loan to be forgiven in respect of rent, utilities, and interest on certain debt will be capped at 40% of the forgiven amount, with the remaining forgiven amount allocated to payroll costs. The Company has fully utilized the PPP Loan proceeds for qualifying expenses and during the year ended December 31, 2020 and expects to apply for forgiveness of the PPP Loan in accordance with the terms of the CARES Act, as amended by the PPP Flexibility Act. The SBA has 90 days to review and issue a decision regarding forgiveness. Whether the Company's application for forgiveness will be granted and in what amount is subject to approval by the SBA and may also be

subject to further requirements in any regulations and guidelines the SBA may adopt. The Company believes that the SBA will approve the PPP Loan forgiveness application and that the loan will be entirely forgiven under the CARES Act. The PPP Loan is classified as debt entitled, Paycheck Protection Program loan on the statement of financial condition until the forgiveness determination has been made by the SBA.

As of December 31, 2020, the PPP Loan amounted to $391,666.

7. **Commitments and Contingencies**

In June 2017, the Company entered into a Lease agreement ("Lease") for office space located at 420 Lexington Avenue, New York, NY 10170. The Company then entered into a Lease modification agreement on July 17, 2017, to modify certain terms of the lease. The remaining lease term is 3.6 years and the discount rate used on the lease was 3.5%.

Minimum annual rental commitments are as follows at December 31, 2020.

Year ending December 31,	Amount
2021	212,420
2022	218,261
2023	129,338
	$ 560,019
Less: Imputed interest	25,585
	$ 534,434

In the ordinary course of business, various legal actions may be taken against the Company. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's financial statements.

8. **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

9. **Related Party Transactions**

The Company is economically dependent on its Parent and the Parent will continue to financially support the operations of the Company. The Company has a Commission Sharing Agreement (the "Agreement") with the Parent. Under terms of the agreement, the Parent Company executes customer orders of foreign securities which are cleared through Pershing UK.

10. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards.

At December 31, 2020, differences in depreciation methods, accrued expenses and net operating loss carryforwards gave rise to a net deferred tax asset of approximately $220,000 consisting of a deferred tax asset of $281,000 and a deferred tax liability of $61,000.

As of December 31, 2020, the Company had net operating loss carryforwards of approximately $943,600 for Federal and $555,500 for state and local purposes available to offset future taxable income. The net operating loss carryforwards expire at various times through 2037. The Federal net operating loss incurred in 2020 of approximately $219,000 will be carried forward indefinitely.

Management has made an assessment of the net operating loss carryforwards and has determined that it is more likely than not that the net operating loss carryforwards will be utilized. As a result, the Company has not recorded a valuation allowance.

The Company adopted the general accounting principle regarding uncertain tax positions. Management believed that the Company does not have any uncertain tax positions as of December 31, 2020. Generally, the Company's tax returns are subject to examination by Federal, state, and local authorities for a period of three years from the later of the due date of such returns or the actual date the returns were filed.

11. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain a minimum net capital equal to $250,000. At December 31, 2020, the Company had net capital of $578,241, which exceeded the regulatory requirement by $328,241.

12. Subsequent events

Subsequent events have been evaluated through March 1, 2021, the date the financial statements were available to be issued. No material subsequent events have occurred since December 31, 2020 that required recognition or disclosure in our current period financial statements